[Davis Polk & Wardwell Letterhead]

212-450-4596

                      February 4, 2005

Re:
IHS Inc. (the "Company")
  Registration Statement of Form S-1

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam:

          On behalf of the Company, and pursuant to the provisions of the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, we are submitting for filing a Registration Statement on Form S-1 in electronic format relating to shares of Class A Common Stock, par value $0.01 per share, of the Company.

          Payment of the filing fee of $41,195 has been made by wire transfer to the Securities and Exchange Commission's account at Mellon Bank.

          If you have any questions or comments relating to this submission, please call Richard Sandler at (212) 450-4224 or the undersigned at (212) 450-4596.

                      Very truly yours,

                      /s/ Luciana Fato

cc:
Richard J. Sandler
    Davis Polk & Wardwell
  Stephen Green, Esq.
    IHS Inc.
  Robert S. Risoleo, Esq.
    Sullivan & Cromwell LLP